INTERIM REPORT JANUARY – MARCH 2014

Introductory Notes

This interim group report meets the requirements of German Accounting Standard No. 16 “Zwischenberichterstattung” (DRS 16). We prepared the financial data in the Quarterly Financial Statements (Unaudited) section for SAP AG and its subsidiaries in accordance with International Financial Reporting Standards (IFRS). In doing so, we observed the IFRS (including the interpretations by the IFRS Interpretations Committee (IFRIC)) both as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). This does not apply to numbers expressly identified as non-IFRS. For additional IFRS and non-IFRS information, see the Supplementary Financial Information (Unaudited) section.

This quarterly financial report updates our consolidated financial statements 2013, presents significant events and transactions of the first three months of 2014, and updates the forward-looking information contained in our Management Report 2013. Both the 2013 consolidated financial statements and the 2013 Management Report are part of our 2013 Integrated Report which is available at www.sapintegratedreport.de.

All of the information in this interim group report is unaudited. This means the information has been subject neither to any audit nor to any review by an independent auditor.

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INTERIM MANAGEMENT REPORT

GENERAL INFORMATION

Forward-Looking Statements

This quarterly financial report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information.

We describe these risks and uncertainties in the Risk and Opportunity Management section, respectively in the there-mentioned sources.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “development,” “is confident,” “estimate,” “expect,” “forecast,” “future trends,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, the Risk and Opportunity Management section, our Forecast for SAP, and other forward-looking information appearing in other parts of this quarterly financial report. To fully consider the factors that could affect our future financial results, both our 2013 Integrated Report and Annual Report on Form 20-F for December 31, 2013, should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. Except where legally required, we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

Statistical Data

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including International Data Corporation (IDC), a provider of market information and advisory services for the information technology, telecommunications, and consumer technology markets; the European Central Bank (ECB); and the International Monetary Fund (IMF). This type of data represents only the estimates of IDC, ECB, IMF, and other sources of industry data. SAP does not adopt or endorse any of the statistical information provided by sources such as IDC, ECB, IMF, or other similar sources that is contained in this report. In addition, although we believe that data from these sources is generally reliable, this type of data is imprecise. We caution readers not to place undue reliance on this data.

All of the information in this report relates to the situation on March 31, 2014, or the quarter ended on that date unless otherwise stated.

Non-IFRS Financial Information

This quarterly financial report contains non-IFRS measures as well as financial data prepared in accordance with IFRS. We present and discuss the reconciliation of these non-IFRS measures to the respective IFRS measures in the Supplementary Financial Information (Unaudited) section. For more information about non-IFRS measures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates.”

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ECONOMY AND THE MARKET

Global Economic Trends

The European Central Bank (ECB) reports moderate global economic growth in the first quarter of 2014. However, most of the industrialized countries saw economic expansion, driven by stronger balance sheets in the private sector and by government stimulus programs. On the other hand, turbulence on the financial markets and a tightening of financing conditions held back most of the major emerging economies.

In the Europe, Middle-East, and Africa (EMEA) region, the ECB reports that the exceptionally mild winter helped the euro area toward moderate economic growth in the first quarter of the year. The economies of the largest Central and Eastern European countries, the Middle East, and Africa continued to recover.

The ECB says economic growth in the Americas region was rather more subdued in the first three months of the current year: Growth slowed slightly in the United States, where earlier it had been robust, mainly due to adverse weather conditions. The economy in Latin America remained as subdued as in the second half of 2013. In Mexico the real GDP quarterly growth rate declined once again in the last quarter of 2013. This weaker growth led to a slowdown in the industry and services sectors.

Economic trends were not uniform across the Asia Pacific Japan (APJ) region, according to the ECB. Since the beginning of the year, increased consumer spending ahead of a rise in consumption tax stimulated the economy in Japan. In contrast, growth again slowed in China and other emerging economies.

The IT Market

According to International Data Corporation (IDC), a market research firm based in the United States, slower economic growth in the emerging and developing economies affected the IT market worldwide in the first quarter of the current year. Growth of the markets for mobile devices and applications was less significant than last year and did not make up for these developments. However, the IT services, server, and data storage device segments performed better than last year, especially in the industrialized economies. Growth in the enterprise application segment continued at the same pace as in 2013, when it was more rapid than in any other segment of the IT market.

In the EMEA region, all segments of the IT market (hardware, packaged software, applications, and IT services) expanded less quickly than the global average.

In the Americas region, growth in the overall IT market slowed but was still more rapid than the global average.

The IT market in the Asia Pacific Japan (APJ) region consistently grew slightly more strongly than the global IT market. Particularly, growth in IT services was markedly higher than the global average.

Impact on SAP

SAP saw solid regional performance in EMEA, despite uncertainties in CIS due to the Crimea crisis. Non-IFRS software and software-related service revenue increased 8% year-over-year at constant currencies. This was the result of 39% growth in non-IFRS cloud subscription and support revenue at constant currencies and strong software revenue growth in markets such as Africa and South Europe and France.

The Americas region had a solid performance in the first quarter with 10% growth in non-IFRS software and software-related service revenue at constant currencies and 37% growth in non-IFRS cloud subscription and support revenue at constant currencies. In North America SAP saw a continued fast transition to the cloud and also strong software revenue performance from Canada. The Company continues to see strong demand in Latin America with tremendous growth opportunities across all markets. Some highlights in Latin America included triple digit software revenue growth at constant currencies in Columbia and Venezuela and high double-digit software revenue growth at constant currencies in Argentina.

In the APJ region SAP saw a mixed performance. Non-IFRS Cloud subscription and support revenue had a very strong quarter with a 43% growth rate at constant currencies. Non-IFRS software and software-related service revenue grew in the mid-single-digit range at constant currencies. While Japan was below expectations, China was a particular highlight. In China SAP achieved strong double-digit software revenue growth at constant currencies, which demonstrates the success of SAP’s long term commitment and growth strategy for China.

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VISION, MISSION, AND STRATEGY

We did not change our vision, mission, or strategy in the first three months of 2014. For a detailed description, see our 2013 Integrated Report and item 4 in our 2013 Annual Report on Form 20-F.

PORTFOLIO OF SOFTWARE AND SERVICES

In the first quarter of 2014, we made the following enhancements to our portfolio of software and services. For a detailed description of our portfolio of software and services, see page 59 and the subsequent pages in our 2013 Integrated Report (www.sapintegratedreport.com) and item 4 in our 2013 Annual Report on Form 20-F.

Software Portfolio

In our 2013 Integrated Report, SAP stated its commitment to helping customers “simplify everything, so they can do anything.”

With SAP Cloud powered by SAP HANA, we will focus our simplification on three areas – simplifying our consumption model, simplifying our portfolio, and simplifying the user experience.

Part of this work has been to re-categorize our software products to better reflect our business strategy. We have consolidated our five former market categories Applications, Analytics, Mobile, Database and Technology, and Cloud into three categories for the future: Applications, Analytics, and Technology Platform.

Applications

In the first quarter, we announced a number of features and functions designed to help our customers run better – including innovations in specific industries, as well as in mobile, cloud, and business networks.

For example, we announced plans to collaborate with key customers to better meet the challenges faced by apparel, footwear, and accessory companies. Working with adidas, Luxottica and Tommy Hilfiger, we envision bringing a new fashion solution to the marketplace that will better enable fashion brands to manufacture their products and sell them to retailers and consumers through a single, vertical solution.

At the NRF 103rd Annual Convention and EXPO of the U.S. National Retail Federation in New York City, we launched SAP Shopper Experience, a personalized and engaging retail mobile app that transforms the entire consumer shopping experience with social media sharing, loyalty programs, and a self-payment system for shoppers.

In January, we announced that NEC, a provider of innovative IT, network and communications products and solutions for enterprises, had entered into an original equipment manufacturer (OEM) agreement to integrate the SAP Business ByDesign solution with its global cloud-based enterprise resource planning (ERP) services.

In early February, we introduced the SAP Commercial Project Management application. Leveraging existing capabilities of SAP Business Suite software, the application offers coverage of the lead-to-cash scenario for projects, beginning with selling a project and continuing through planning to delivery.

In March, we introduced a new rapid-deployment solution. It accelerates the preparation of consolidated financial reports both to the International Financial Reporting Standards (IFRSs) and as required by European Banking Authority Financial Reporting (EBA FINREP) regulations, using the same dataset. It helps banks adapt to FINREP requirements in good time.

We also announced general availability of the 9.0 version of the SAP Business One application, for SAP HANA.

In cloud applications, we introduced enhancements to the SAP Cloud for Travel and Expense solution, with new capabilities that make T&E management simpler, faster, and richer than ever before.

We also introduced enhancements to cloud solutions for customer engagement, including new capabilities for sales, service, and marketing that help employees deliver better customer experiences through richer insight and flawless execution of business processes across departments.

Along with Accenture, we created a new business group focused on rapidly accelerating the time it takes to jointly develop and deliver new industry-specific solutions based on cloud and other digital technologies.

For Ariba, our business network company, the first quarter brought enhancements designed to fuel the new levels of connectivity, collaboration, and insight. These enhancements will help customers optimize buying, selling, and managing cash in today’s fast-moving networked economy.

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In the Mobile category, late March brought the announcement of a new rapid-deployment solution that enables businesses to secure mobile devices, content, and apps within a few days.

Also in late March, SAP and Adobe announced a global reseller agreement targeted at digital marketing and omni-channel commerce for enterprise customers. We plan to resell Adobe Marketing Cloud with the SAP HANA platform and the hybris Commerce Suite.

Industry Recognition

In February, the SAP Scouting solution won the prestigious “2014 People’s Choice Award” in design at the Interaction Awards, an initiative of the Interaction Design Association (IxDA).

Also in February, Forrester Research ranked SAP as a leader in its report “The Forrester Wave: SAP Services Providers, Q1 2014.”

During the quarter, the Corporate Executive Board (CEB) TowerGroup recognized SAP as a best-in-class provider in the report categories operational flexibility and enterprise support. Its “Core Banking Systems for the Large Bank Market” report focused on integrated real-time capable core processing systems.

Analytics

Among the developments in analytics during the first quarter were two highly specialized applications for healthcare and sports.

In February, we announced that we are developing innovative solutions aimed at significantly improving health outcomes while cutting costs. This included the first early, live tour “Medical Insights” for clinical data integration, an important advance in cancer treatment. The announcement was made at the 2014 Annual Conference of the Healthcare Information and Management Systems Society in Orlando, Florida.

Also in February, we announced that we will continue to enhance the Extreme Sailing Series in 2014. As the Official Technical Partner of the series and title sponsor of the SAP Extreme Sailing Team, we will deliver enhanced analysis tools both pre- and post-race, offering sailors, media, and fans greater insight into the on-water action.

Industry Recognition

During the quarter, we were named a leader by Forrester Research Inc. in its report “The Forrester Wave: Enterprise Business Intelligence Platforms,

Q4 2013.” SAP was cited for its broad business intelligence innovations.

In addition, our mobile Business Intelligence (BI) market leader status was confirmed in the latest edition of analyst Howard Dresner’s “Wisdom of Crowds Mobile Computing/Mobile Business Intelligence Market Study.”

In March, we were named a leader in both Gartner’s 2014 Magic Quadrant for Business Intelligence and Analytic Platforms, and in Gartner’s 2014 Magic Quadrant for Corporate Performance Management (CPM) Suites. This is the eighth year in a row Gartner has positioned SAP as a leader in the Magic Quadrant for Corporate Performance Management Suites.

Technology Platform

Our Technology Platform category addresses the database, IT management, cloud infrastructure, and mobile platform segments of the market.

While innovations in this category may be highly technical in nature, they can improve people’s lives. In Canada, for instance, the British Columbia Centre for Excellence in HIV/AIDS at St. Paul’s Hospital Vancouver announced in the first quarter that it is pioneering a new technology from PHEMI Health Systems and SAP to accelerate the treatment and improve the outcome for patients diagnosed with HIV/AIDS.

Also during the quarter, we announced a significant expansion of our relationship with DigitalRoute, a leading provider of new approaches to Big Data management. The targeted result is an enhanced solution that will bring together data from both operational and business support systems.

In cloud technologies, we began the year by announcing plans to collaborate with 12 world-class cloud service providers to offer SAP-validated, cloud-based infrastructure and application services globally. Our partners include CenturyLink Technology Solutions, China Datacom, Fujitsu, Hitachi Data Systems, HP, IBM, Swisscom, Telstra, T-Systems, Verizon, Virtustream and VMware vCloud & Hybrid Service.

Our cloud roadmap also advanced in the first quarter, as we introduced simplified pricing, deployment, and accessibility options for SAP HANA. Customers now have the ability to choose from three offerings: SAP HANA AppServices, SAP HANA DBServices, and SAP HANA Infrastructure Services.

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In the mobile category, the Mobile World Congress in Barcelona, Spain, provided an ideal forum for SAP to unveil many of its recent innovations. Among our announcements at this important event were:

-	A collaboration with Xamarin and Service2Media to provide developers with mobile app development frameworks that can efficiently and cost-effectively enable development on the SAP Mobile Platform.
-	New LTE roaming agreements with MTT Russia, Orange, and Telenor Global Services.
-	An innovative technology infrastructure for in-vehicle mobility services developed by SAP and BMW. This collaboration brings SAP one step closer toward making its vision of the connected car a reality.

In late March, SAP announced the availability of the 7.4 version of the SAP Business Warehouse (SAP BW) application powered by SAP HANA.

Industry Recognition

In March, SAP generated along with a team of technology partners, including BMMsoft, HP, Intel, NetApp, and Red Hat, a new world record for the world’s largest data warehouse using the SAP HANA platform and SAP IQ software. This independently audited 12.1-petabyte data warehouse has been recognized by Guinness World Records, and is four times larger than the previous record.

RESEARCH AND DEVELOPMENT

Our total research and development expense decreased slightly 1% to €549 million in the first three months of 2014, compared to €557 million in the corresponding period in 2013, which was mainly due to developments of our headcount in that area. We had 17,888 full-time equivalent (FTE) employees working in research and development teams on March 31, 2014, which decreased slightly compared to the prior year (March 31, 2013: 18,060).

On our IFRS numbers, the portion of total revenue we spent on research and development in the first three months of 2014 was 14.9%, which decreased by 0.6 percentage points compared to the 15.5% recorded for the first three months of 2013. On the non-IFRS numbers, the portion of total revenue we spent on R&D in the first three months of 2014 was 14.2%, which decreased by 0.5 percentage points compared to the first three months of the previous year (14.7%).

ACQUISITIONS

We plan to acquire Fieldglass, a US-based American company, the leading technology provider for procuring and managing contingent labor and services. The transaction is subject to regulatory and other closing conditions. SAP expects to complete the transaction in the second quarter of 2014.

For more information about acquisitions of the prior year, see Note (4) in the Notes to the 2013 Annual Report.

EMPLOYEES

Nothing has a greater impact on SAP’s long-term success than the creativity, talent, and commitment of our people. Their ability to understand the needs of our customers and to innovate delivers sustainable value to our company, our customers, and society. Successful strategies to attract, retain, develop, and engage our employees, therefore, are critical to driving a culture of innovation, sustained growth, and profitability.

An important factor for our long-term success is our ability to attract and retain talented employees. In the first quarter of 2014, the employee retention rate was 93.4% (compared to 93.9% in the first quarter of 2013). We define employee retention rate as the ratio between the average number of employees less voluntary employee departures (fluctuation) and the average number of employees (in full-time equivalents).

One of SAP’s overall non-financial goals is fostering a diverse workforce, specifically increasing the number of women in management. At the end of the first quarter of 2014, 20.9% of all management positions at SAP were held by women, compared to 21.4% at the end of March 2013. SAP has set a long-term target to increase the share of women in management to 25% by the year 2017.

At March 31, 2014, we had 66,750 full-time equivalent (FTE) employees worldwide (March 31, 2013: 64,598; December 31, 2013: 66,572).

Our overall employee headcount on March 31, 2014, included 17,157 FTEs based in Germany (March 31, 2013: 16,675), and 13,431 FTEs based in the United States (March 31, 2013: 13,533).

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ORGANIZATION AND CHANGES IN MANAGEMENT

Bob Calderoni, president of Ariba, an SAP company, and a member of our Global Managing Board, left SAP effective January 15, 2014.

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REPORT ON ECONOMIC POSITION

We simplified the presentation of our software and software-related service revenue in our income statement starting with the first quarter of 2014 to express our focus on the combined power of our fast growing cloud business and our solid core business. With this modification only the order and subtotals were changed, the content of line items remained unchanged.

Software and software-related service revenue now starts with the line item cloud subscriptions and support and is followed by line items software and support of our on-premise activities. The software and cloud subscriptions row was deleted and a new sum for software and support was added.

Segment Information

In the first quarter of 2014, we took significant steps to drive forward our medium-term strategy and our ambition to become THE cloud company powered by SAP HANA. To execute this strategy, we merged into one, respectively, the different areas with similar tasks (for example, the on-premise sales forces with the cloud sales forces, the on-premise support units with the cloud support units) to achieve a seamless organization of SAP.

Since this integration, our cloud-related activities are no longer dealt with by separate components in our

Company. Our Executive Board assesses the financial performance of our Company on an integrated basis only. Consequently, with effect from the first quarter of 2014 SAP has one single operating segment.

For additional information about the changes to our segment reporting, see Notes to the Interim Financial Statements section, Note (19).

Performance Against Our Outlook for 2014 (Non-IFRS)

In this section, all discussion of the first three months’ contribution to target achievement is based exclusively on non-IFRS measures. However, in the following section, the discussion of results refers to IFRS figures only, so those figures are not expressly identified as IFRS figures.

We present, discuss, and explain the reconciliation from IFRS measures to non-IFRS measures in the Supplementary Financial Information (Unaudited) section.

Guidance for 2014 (Non-IFRS)

For our guidance based on non-IFRS numbers, see the Forecast for SAP passage in this interim management report.

Key Figures – SAP Group in the First Quarter of 2014 (Non-IFRS)

				Non-IFRS
€ millions, unless otherwise stated	1/1/ – 3/31/2014	1/1/ – 3/31/2013	Change in %	Change in % (Constant Currency)
Cloud subscriptions and support	221	167	32	38
Software	623	657	–5	1
Support	2,214	2,113	5	9
Software and software-related service revenue	3,058	2,937	4	9
Total revenue	3,701	3,636	2	6
Operating expense	–2,782	–2,734	2	6
Operating profit	919	901	2	7
Operating margin (in %)	24.8	24.8	0.0pp	0.1pp
Profit after tax	667	689	–3	NA
Effective tax rate (in %)	25.9	21.4	4.5pp	NA
Earnings per share, basic (in €)	0.56	0.58	–3	NA

Deferred cloud subscriptions and support revenue (March 31)	454	377	20	29

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Actual Performance in the First Quarter of 2014 (Non-IFRS)

Our revenue from cloud subscriptions and support (non-IFRS) was €221 million (Q1 2013: €167 million), an increase of 32% (38% at constant currency) compared to the same period in 2013. Our cloud subscriptions and support margin was down 200 basis points to 70.5%. This decrease was primarily due to the ramp-up of the Cloud Infrastructure Delivery to reflect the increasing customer demand.

Deferred cloud subscriptions and support revenue (non-IFRS) was €454 million on March 31, 2014 (March 31, 2013: €377 million). On a constant currency basis, the increase was 29%.

Our annual cloud revenue run rate (non-IFRS) is €1,056 million. The annual revenue run rate is the total of first quarter 2014 cloud subscription and support revenue non-IFRS (€221 million) plus non-IFRS cloud-related professional services and other service revenue (€43 million) multiplied by 4. This definition has changed from the previous year.

Non-IFRS cloud subscription and support revenue and non-IFRS cloud-related professional services and other service revenue from our former Ariba segment (as reported in our 2013 consolidated financial statements) included certain on-premise revenue. With effect from the first quarter of 2014, we have ceased presenting Ariba on-premise revenue as cloud revenue because we have integrated our cloud-related activities as described in Note (19). Since the first quarter of 2014, we have based our annual cloud revenue run rate on cloud revenue, so we have adjusted that calculation accordingly.

Calculated cloud billings (non-IFRS) increased 23% year-over-year. On a constant currency basis, the increase was 36%. This is calculated as total of a period’s cloud subscription and support revenue and of the respective period’s change in the deferred cloud subscription and support revenue balance.

SAP continues to scale the world’s largest Web-based business trading community with trailing twelve month Ariba network spend volume exceeding US$0.5 trillion.

In the first quarter of 2014, software and software-related service revenue (non-IFRS) was €3,058 million (Q1 2013: €2,937 million), an increase of 4%. On a constant currency basis, the increase was 9%.

Non-IFRS total revenue in the same period was €3,701 million (Q1 2013: €3,636 million), an increase of 2%. On a constant currency basis, the increase was 6%.

Non-IFRS operating expense in the first quarter of 2014 was €2,782 million (Q1 2013: €2,734 million), an increase of 2%. On a constant currency basis, the increase was 6%.

Non-IFRS operating profit was €919 million (Q1 2013: €901 million), an increase of 2% (7% at constant currencies).

Non-IFRS operating margin in the first quarter of 2014 remained flat compared to the same period in prior year with 24.8% (Q1 2013: 24.8%). Non-IFRS operating margin on a constant currency basis was 24.9%, an increase of 0.1 percentage points, including a negative effect from acquisitions of approximately 20 basis points.

In the first quarter of 2014, non-IFRS profit after tax was €667 million (Q1 2013: €689 million), a decrease of 3%. Non-IFRS basic earnings per share was €0.56 (Q1 2013: €0.58), a decrease of 3%.

The non-IFRS effective tax rate in the first quarter of 2014 was 25.9% (Q1 2013: 21.4%). The year of year increase in the effective tax rate mainly resulted from changes in the regional allocation of income and in taxes for prior years.

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Key Figures SAP Group in the First Quarter of 2014 (IFRS)

€ millions, unless otherwise stated	1/1/ – 3/31/2014	1/1/ – 3/31/2013	Change	Change in %
Cloud subscriptions and support	219	137	82	60
Software	623	657	–34	–5
Support	2,213	2,109	104	5
Software and software-related service revenue	3,055	2,903	153	5
Total revenue	3,698	3,601	97	3
Operating expense	–2,975	–2,955	–20	1
Operating profit	723	646	77	12
Operating margin (in %)	19.5	17.9	1.6pp	NA
Profit after tax	534	520	14	3
Effective tax rate (in %)	24.1	16.3	7.8pp	NA
Headcount (average first three months)	66,722	64,572	2,150	3
Days sales outstanding in days (March 31)	63	61	2	3
Earnings per share, basic (in €)	0.45	0.44	0.01	3

Deferred cloud subscriptions and support revenue (March 31)	451	344	107	31

OPERATING RESULTS IN THE FIRST QUARTER (IFRS)

Orders

The total number of completed transactions for on-premise software in the first quarter of 2014 decreased slightly 1% year on year to 11,871 (Q1 2013: 11,987). In addition, the average value of software orders received for on-premise software deals decreased 13% compared to the year before. Of all our software orders received in the first quarter of 2014, 13% were attributable to deals worth more than €5 million (Q1 2013: 22%), while 55% were attributable to deals worth less than €1 million (Q1 2013: 49%).

Revenue

Our revenue from cloud subscriptions and support was €219 million (Q1 2013: €137 million), an increase of 60% compared to the same period in 2013. Deferred cloud subscriptions and support revenue was €451 million on March 31, 2014 (March 31, 2013: €344 million).

Our annual cloud revenue run rate is €1,048 million. Calculated cloud billings increased 38% year-over-year.

In the first quarter of 2014, software revenue was €623 million (Q1 2013: €657 million), a decrease of 5% compared to the same period in 2013.

Total revenue was €3,698 million (Q1 2013: €3,601 million), an increase of 3% compared to the same period in 2013.

Operating Expenses

In the first quarter of 2014, our operating expenses increased slightly 1% to €2,975 million (Q1 2013: €2,955 million).

Operating Profit and Operating Margin

In the first quarter of 2014, operating profit increased 12% compared with the same period in the previous year to €723 million (Q1 2013: €646 million). This is a higher increase than the 2% growth (7% at constant currencies) in non-IFRS operating profit (€919 million in Q1 2014, €901 million in Q1 2013) mainly due to a lower impact from acquisitions (deferred revenue write downs and acquisition-related charges) compared to 2013.

Our operating margin increased by 1.6 percentage points to 19.5% (Q1 2013: 17.9%).

Profit After Tax and Earnings per Share

In the first quarter of 2014, profit after tax was €534 million (Q1 2013: €520 million), an increase of 3%. Basic earnings per share was €0.45 (Q1 2013: €0.44), an increase of 3%.

The effective tax rate in the first quarter of 2014 was 24.1% (Q1 2013: 16.3%). The year-over-year increase in the effective tax rate mainly resulted from changes in the regional allocation of income and in taxes for prior years.

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FINANCES (IFRS)

Cash Flow and Liquidity

Operating cash flow for the first three months of 2014 was €2,352 million (first three months of 2013: €2,162 million). Thus, our consistently strong operating cash flow increased 9% over the same period in the previous year, marking SAP’s highest ever operating cash flow for the first three months of a year.

Group liquidity stood at €5,058 million on March 31, 2014 (December 31, 2013: €2,841 million). Group liquidity comprised cash and cash equivalents totaling €4,513 million (December 31, 2013: €2,748 million) and current investments totaling €545 million (December 31, 2013: €93 million).

Group Liquidity of SAP Group

€ millions	3/31/ 2014	12/31/ 2013	Change
Cash and cash equivalents	4,513	2,748	1,765
Current investments	545	93	452
Group liquidity, gross	5,058	2,841	2,217
Current financial debt	586	586	0
Net liquidity 1	4,472	2,255	2,217
Non-current financial debt	3,722	3,722	0
Net liquidity 2	750	–1,467	2,217

Net liquidity 1 is total group liquidity minus current financial debt. It increased on a year-to-date basis by €2,217 million to €4,472 million.

Net liquidity 2, defined as net liquidity 1 minus non-current financial debt, was €750 million (December 31, 2013: –€1,467 million).

Financial debt consists of current and non-current bonds and private placements. For more information about our financial debt, see the Notes to the Consolidated Interim Financial Statements section, Note (12).

Free Cash Flow and Days’ Sales Outstanding (DSO)

Our free cash flow and our DSO on March 31, 2014, were as follows:

Free Cash Flow

€ millions	1/1 – 3/31/ 2014	1/1 – 3/31/ 2013	Change in %
Free cash flow	2,222	2,049	8

We calculate free cash flow as net cash from operating activities minus purchases of intangible assets and property, plant, and equipment.

Days’ Sales Outstanding

	3/31/ 2014	3/31/ 2013	Change in Days
Days’ sales outstanding (DSO) in days	63	61	2

Days’ sales outstanding (DSO) for receivables, defined as average number of days from the raised invoice to cash receipt from the customer, was 63 days, a 2-day increase year-over-year.

ASSETS (IFRS)

Analysis of Consolidated Statements of

Financial Position

The total assets of the Group were €29,349 million on March 31, 2014, an increase of €2,255 million since December 31, 2013, resulting mainly from an increase in cash and cash equivalents from the operating cash flow.

The equity ratio on March 31, 2014, was 57% (December 31, 2013: 59%), a slight decrease. This was because deferred income increased greatly in the first quarter, which is usual at SAP.

Investments

Investments in intangible assets and property, plant, and equipment were €126 million in the first three months of 2014, which remained virtually stable compared to the first three months of 2013 (€116 million).

Off-Balance-Sheet Financial Instruments

There are no off-balance-sheet financial instruments, such as sale-and-lease-back transactions, asset-backed securities, or liabilities related to structured entities, that are not disclosed in our interim Consolidated Financial Statements.

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Competitive Intangibles

The assets that are the basis for our current and future success do not appear on the Consolidated Statements of Financial Position. This is apparent from a comparison of the market capitalization of SAP AG, which was €72.2 billion, with the equity of the SAP Group on the Consolidated Statements of Financial Position, which was €16.6 billion on March 31, 2014 (December 31, 2013: €16.0 billion). This means that the market capitalization of our equity is more than four times higher than the book value.

Customer capital, our employees and their knowledge and skills, our ecosystem of partners, the SAP brand, and our past investments in research and development are some of the most important competitive intangibles that influence our market value.

According to the 2013 Interbrand annual survey of the Top 100 Best Global Brands, SAP is ranked the 25th most valued brand in the world. Interbrand determined a value of US$16.7 billion.

ENERGY CONSUMPTION AND GREENHOUSE GAS EMISSIONS

Over the past several years, we have worked to better understand the connections between our energy consumption, its related cost, and the resulting environmental impact. Today we measure and address our energy usage throughout SAP, as well as our greenhouse gas emissions across our entire value chain. Between the beginning of 2008 and the end of the first quarter 2014, we calculate that energy efficiency initiatives have contributed to a cumulative cost avoidance of €280 million, compared to a business-as-usual extrapolation.

Moreover, to credibly offer solutions that help our customers better manage their use of resources, we must do so ourselves. By addressing the financial and environmental impact of our energy consumption, we have gained valuable insights to create solutions for our customers.

Our goal is to reduce the greenhouse gas (GHG) emissions from our operations to levels of the year 2000 by 2020. SAP’s GHG emissions for the first quarter 2014 totaled 125 kilotons compared to 145 kilotons in the first quarter of 2013 – a decrease of 16%. This decrease is primarily due to additional renewable energy certificates procured and less business flights.

As we measure our emissions per employee and per euro of revenue, we gain insight into our efficiency as we grow. Since 2007, we have increased our efficiency according to both measures, lowering our emissions per employee by about 28% and per euro of revenue by about 44% at the end of March 2014 (rolling four quarters).

Starting in 2014, SAP will power all its data centers and facilities globally with 100% renewable electricity. The shift will help minimize the Company’s carbon footprint as it moves to a cloud business model, and will help eliminate carbon emissions caused by its customers’ systems by moving them into a green cloud.

SAP has developed strict quality guidelines for the procurement of renewable energy certificates together with CDP (formerly Carbon Disclosure Project) and the World Wide Fund for Nature (WWF). These guidelines define the accepted sources of renewable energy (solar, wind, biogas, geothermal, and hydro; biomass is only considered if not related to deforestation), and that the power plant may not be older than 10 years.

In addition to reducing emissions, we also strive hard to improve energy efficiency at our data centers. Recognizing our exemplary measures in that field, the future thinking network in Germany ranked us first in its German Data Center Award category for all-round energy efficiency in data centers in March 2014. Also, Corporate Knights again named us one of the Global 100 Most Sustainable Corporations in the World at the beginning of 2014. As one of the top-scoring companies in our industry, we qualified for inclusion in the RobecoSAM Sustainability Yearbook 2014 and were awarded the Industry Leader and Gold Class distinction for our excellent sustainability performance.

SAP STOCK

SAP AG common stock is listed on the Frankfurt Stock Exchange as well as on a number of other German exchanges. On the New York Stock Exchange (NYSE), SAP American depositary receipts (ADRs), each representing one common share, trade under the symbol SAP. SAP is a component of the DAX (the index of 30 German blue chip companies), the Dow Jones EURO STOXX 50, and the S&P North American Technology Software Index.

14	INTERIM MANAGEMENT REPORT

Key Facts About SAP Stock / SAP ADRs

Listings
Germany	Berlin, Frankfurt, Stuttgart
United States (ADR)	New York Stock Exchange
IDs and Symbols
WKN/ISIN	716460/DE0007164600
NYSE (ADR)	803054204 (CUSIP)
Reuters	SAPG.F or .DE
Bloomberg	SAP GR
Weight (%) in Indices at 3/31/2014
DAX 30	6.67%
Prime All Share	5.23%
CDAX	5.36%
HDAX	5.48%
Dow Jones STOXX 50	1.78%
Dow Jones EURO STOXX 50	2.85%

SAP stock declined slightly compared to the two major benchmark indexes in the first quarter of 2014: The DAX 30 index of German blue chips was virtually unchanged, and the EURO STOXX 50 rose 1.7%, while SAP stock declined 5.7%.

After closing at €62.31 on the Xetra trading system at the end of 2013, SAP stock had already reached €62.55, its highest level in the quarter, by January 8. When we announced our preliminary final-quarter and full-year results for 2013 on January 21, we also published our 2014 full-year and medium-term business outlook. Looking beyond 2015, we introduced new targets for 2017 that reflect our growth opportunities in the cloud market. SAP stock initially declined slightly in response, which was intensified by the general market’s negative sentiment: news of disappointing economic data from the United States and China that triggered a wave of selling on the international stock markets on January 23.

Turbulence in the foreign exchange markets of some emerging markets at the end of January caused a further decline in stocks. Stock prices increased temporarily in February on positive economic data and hopes of consistency in U.S. monetary policy, until the Crimea crisis caused global stock markets to slide in the beginning of March. It was during this phase, on March 14, that SAP stock slipped to its low for the quarter at €54.31. However, the tensions in Crimea did not escalate further and stocks rebounded in the second half of March, supported by hopes of a stronger U.S. economy. The Boards’ recommendation of an 18% dividend increase provided an extra boost for SAP stock. Also, SAP announced the availability of its integrated report and Form 20-F for 2013. In the reports, SAP reaffirmed the business outlook published on January 21, 2014. SAP also announced plans to acquire Fieldglass, a company that specializes in cloud solutions. At the end of March, SAP stock stood at €58.76.

INTERIM REPORT JANUARY – MARCH 2014	15

Capital Stock

SAP’s capital stock on March 31, 2014, was €1,228,504,232 (December 31, 2013: €1,228,504,232). It is issued as 1,228,504,232 no-par shares, each with an attributable value of €1 in relation to the capital stock.

Free Float

On March 31, 2014, the proportion of our stock in free float, applying the definition accepted on the Frankfurt Stock Exchange – which excludes treasury stock from the free float – stood at 74.5% (December 31, 2013: 74.7%).

Market Capitalization

With the Xetra closing price at €58.76 on the last trading day in the first quarter, SAP’s market capitalization was €72.2 billion based on 1,228,504,232 million outstanding shares. SAP was therefore the fifth largest DAX company based on market capitalization.

Deutsche Börse uses the free-float factor to weight companies in the DAX. Based on a free-float factor of 74.5% this results in a free-float market capitalization of approximately €53.7 billion. When measured by its free-float market capitalization, SAP was the sixth-largest company listed on the DAX at the end of the quarter.

For more information about SAP common stock, see the SAP Web site at www.sap.com/investor.

RISK AND OPPORTUNITY MANAGEMENT

We have comprehensive risk-management structures in place, which are intended to enable us to recognize and analyze risks early and to take the appropriate action. For changes in our legal liability risks since our last annual report, see Note 16 in the Notes to the Interim Financial Statements. The other risk factors remain largely unchanged since 2013, and are discussed more fully in our 2013 Integrated Report and our Annual Report on Form 20-F for 2013. We do not believe the risks we have identified jeopardize our ability to continue as a going concern. Opportunities also remain largely unchanged since 2013.

SUPPLEMENTARY REPORT

No events have occurred after March 31, 2014, which have a material significance for the Group’s assets, finances, and operating results.

REPORT ON EXPECTED DEVELOPMENTS

Future Trends in the Global Economy

The economists at the European Central Bank (ECB) expect the global recovery to gradually strengthen over the remainder of 2014 and thereafter. They expect global growth to reach 4.1% in the next two years. However, this is a slight reduction compared to their December 2013 projection. In the industrialized countries, the

16	INTERIM MANAGEMENT REPORT

primary driver of growth is expected to be increasing domestic demand. Greater demand from the industrialized economies is expected to drive an increase in the export trade of the emerging economies.

In the Europe, Middle-East, and Africa (EMEA) region, the ECB expects a slight recovery this year. Notably, it predicts a slight improvement in domestic demand and company investment in the euro area. It also expects demand for euro area exports to gradually rise. The ECB’s economists project an increase in euro area GDP of 1% or slightly higher in 2014 and 1.5% in 2015. The ECB has revised these projections upward slightly since December 2013. The ECB also expects economic activity in the Middle East and Africa to accelerate slightly by the end of the year.

In the Americas region, the ECB expects accelerating growth in the remainder of 2014 too. It believes this will be driven by a continued improvement in domestic consumer demand in the United States and by stronger export demand in Latin America.

By contrast, in the Asia Pacific Japan (APJ) region the ECB projects declining growth: It is concerned that in Japan the economy will see weaker growth after the planned rise in consumption tax in April. In China and the region’s other emerging economies, the ECB expects for 2014 merely a constant or slight loss of momentum.

Economic Trends – Year-Over-Year GDP Growth

%
World	2013e	2014p	2015p
World	3.0	3.6	3.9
Advanced economies	1.3	2.2	2.3
Developing and emerging economies	4.7	4.9	5.3
Europe, the Middle East, and Africa (EMEA)
Euro area	–0.5	1.2	1.5
Germany	0.5	1.7	1.6
Central and Eastern Europe	2.8	2.4	2.9
Middle East and North Africa	2.4	3.2	4.4
Sub-Saharan Africa	4.9	5.4	5.5
Americas
United States	1.9	2.8	3.0
Canada	2.0	2.3	2.4
Central and South America, Caribbean	2.7	2.5	3.0
Asia Pacific Japan
Asian developing economies	6.5	6.7	6.8
Japan	1.5	1.4	1.0
China	7.7	7.5	7.3

e = Estimate; p = Projection

Source: International Monetary Fund (IMF), World Economic Outlook April 2014, Recovery Strengthens, Remains Uneven, as of April 3, 2014, p. 18.

IT-Market: The Outlook for 2014

In light of decelerating economic growth in the emerging economies, at the end of the first quarter of 2014 United States-based market research firm International Data Corporation (IDC) revised its projections for global IT market growth downward. IDC is now expecting 4.6% growth for 2014, year over year. Its predictions of growth in the packaged software and IT services segments (at 6.2% and 3.7% respectively) are unchanged.

However, IDC made a sharp downward correction to its projection for IT-market growth in the Europe, Middle-East, and Africa (EMEA) region for 2014, which is now 3.0%. Nonetheless, its expectations for the software and IT services segments are largely unchanged.

IDC slightly lowered its projections for the Americas region, where it now expects the IT market to expand by 5.3% in 2014. Here too, its expectations for the software and IT services segments are almost unaltered: The adjustment affects only the hardware segment.

IDC made a substantial downward correction to its projection for the Asia Pacific Japan (APJ) region. It now believes the IT market in Asia will grow 5.2% in

INTERIM REPORT JANUARY – MARCH 2014	17

2014. In this region also, the adjustment mainly affects the hardware segment while expectations for the software and IT services segments are scarcely impacted.

Trends in the IT Market –

Increased IT Spending Year-Over-Year

%
World	2013e	2014p	2015p
Total IT	4.8	4.6	4.6
Hardware	5.7	4.5	4.2
Packaged software	6.0	6.2	6.5
Applications	5.9	5.8	6.0
IT services	2.8	3.7	4.0
Europe, Middle East, Africa (EMEA)
IT total	3.1	3.0	3.2
Packaged software	4.7	5.1	5.6
Applications	4.5	4.8	5.1
IT services	1.5	3.2	3.9
Americas
IT total	6.1	5.3	4.7
Packaged software	6.6	6.7	6.9
Applications	6.7	6.2	6.4
IT services	3.4	3.5	3.4
Asia Pacific Japan
IT total	5.1	5.2	5.8
Packaged software	6.6	6.4	6.7
Applications	5.9	6.2	6.2
IT services	4.3	5.1	5.4

e = Estimate, p = Projection

Source: IDC Worldwide Black Book Q4 2013

Impact on SAP

Organizations around the world are now entering a new era of business model innovation, made possible by the convergence of cloud, mobile, social, and in-memory technologies.

However, businesses often contend with layers of IT complexity that have been built up over the decades. This complexity is the result of several factors, including the proliferation of hardware and custom applications. In addition, customers are not able to respond fast enough to changing market conditions due to the complexity of the current consumption model.

In today’s technology industry, the biggest winners have grown by offering simplicity across their entire business model. For technology companies in particular, this has yielded massive user adoption in very short time frames resulting in market success.

We believe that simplicity is the key: By solving the challenge of business complexity, we can help unlock our customers’ innovation potential.

With our focus on simplification, we aim to better innovate and grow.

By offering our entire portfolio in the SAP Cloud powered by SAP HANA, we will focus our simplification on three areas – simplifying our consumption model, our portfolio, and user experience.

With the SAP HANA platform, we have an opportunity to simplify our product portfolio and IT landscape for our customers. SAP HANA can radically simplify enterprise applications as it collapses the entire IT stack. With SAP HANA Cloud Platform, we have the ability to take our core on-premise applications to the cloud and offer a choice of cloud deployments to our customers.

In addition, we will also simplify our business model through end-to-end delivery of industry-specific solutions that can drive business value and outcomes. We will continue to build an open ecosystem and our partner network to deliver SAP Cloud powered by SAP HANA on their cloud infrastructure. Our ecosystem will play a vital role in building new solutions on the SAP HANA platform and delivering value to our customers.

By investing in innovations and shifting our customers to a cloud business model, we will be able to help reduce their total cost of ownership (TCO) on IT. This enables customers to reinvest the TCO savings in innovations and SAP could capture a higher share of customer IT spend.

Emerging markets will continue to be a growth driver, with high double-digit growth in software and cloud revenues expected through 2017. In addition to our investments in China, Russia (subject to close observation of the further political and economic developments in Russia), and the Middle East, we are expanding our investments in Africa.

Overall, we expect to have sufficient future growth potential helping us to reach our 2014 outlook targets and medium-term aspirations, which extend beyond 2015 and into 2017. Thus, SAP expects to outperform, with regard to non-IFRS software and software-related service revenue at constant currencies, the global economy and the IT industry in 2014, as long as they develop as currently forecasted. For more information, see the Operational Targets for 2014 (Non-IFRS) section.

18	INTERIM MANAGEMENT REPORT

Forecast for SAP

Operational Targets for 2014 (Non-IFRS)

Revenue and Operating Profit Outlook

The Executive Board reiterates the outlook for the full year 2014, which remains unchanged from the outlook provided on January 21, 2014:

The Company expects full year 2014 non-IFRS cloud subscription and support revenue to be in a range of €950 – €1,000 million at constant currencies (2013: €757 million). The upper end of this range represents a growth rate of 32% which is similar to the respective 2013 growth rate after adjusting for acquisitions.

The Company expects full year 2014 non-IFRS software and software-related service revenue to increase by 6% – 8% at constant currencies (2013: €14.03 billion).

The Company expects full-year 2014 non-IFRS operating profit to be in a range of €5.8 billion – €6.0 billion at constant currencies (2013: €5.51 billion).

While the Company’s full-year 2014 business outlook is at constant currency, actual currency reported figures are expected to continue to be negatively impacted by currency exchange rate fluctuations. If exchange rates remain at the March 2014 level for the rest of the year, the Company expects non-IFRS software and software-related service revenue and non-IFRS operating profit growth rates at actual currency to experience a negative currency impact of approximately 6 percentage points and 8 percentage points respectively for the second quarter of 2014 and of approximately 4 percentage points and 5 percentage points respectively in the full year 2014.

The above mentioned indication for the expected currency exchange rate impact on actual currency reported figures replaces the earlier indication disclosed in SAP’s Annual Report on Form 20-F filed on March 21, 2014.

We expect that total revenue growth (non-IFRS) will continue to depend largely on the revenue from software and software-related services. However, the revenue growth we expect from this is below the outlook provided for cloud subscription and support revenue (non-IFRS).

Differences Between IFRS and

Non-IFRS Measures

As noted above, our guidance is based on non-IFRS measures at constant currencies. The following provides additional insight into the impact of the constant currency notion and the items by which our IFRS measures and non-IFRS measures differ.

The following table shows the estimates of the items that represent the differences between our non-IFRS financial measures and our IFRS financial measures.

Non-IFRS Measures

€ millions	Estimated amounts for 1/1 – 12/31/20141)	Actual Amounts from 1/1 – 3/31/2014	Actual Amounts from 1/1 – 3/31/2013
Deferred revenue write-down	<20	3	35
Discontinued activities 2)	<10	1	0
Share-based payment expenses 3),4)	400 to 470	48	70
Acquisition-related charges 5)	520 to 560	130	137
Restructuring	50 to 150	15	13

1) All adjusting items are partly incurred in currencies other than the euro. Consequently, the amounts are subject to currency volatility. All estimates for 2014 provided in the table are at actual currency and are calculated based on certain assumptions regarding the developments of the different currency exchange rates. Depending on the future development of these exchange rates, the total amounts for 2014 may differ significantly from the estimates provided in the table above. The reader should remember that SAP’s outlook is based on constant currency.

2) We will consider all new information that emerges from further developments of the TomorrowNow lawsuit to determine if the provision should be adjusted in the future, which could result in a change to the estimate provided in the table above.

3) Our share-based payment expenses are subject, among other factors, to share price volatility, anticipated achievement of financial KPI objectives, and fluctuations in SAP’s workforce. The estimates in the table above are based on certain assumptions regarding these factors. Depending on how these factors change in the future, the total expense for 2014 may differ significantly from these estimates.

4) The estimates provided above for share-based compensation expenses include grants under existing programs. New share-based compensation plans or changes to the existing plans may make the total amounts for 2014 differ significantly from these estimates.

5) The estimates provided above for acquisition-related charges are based on the acquisitions performed by SAP until the day of this document. Further acquisitions may make the total amounts for 2014 differ significantly from these estimates.

INTERIM REPORT JANUARY – MARCH 2014	19

Goals for Liquidity, Finance, Investments, and Dividends

Our goals for liquidity, finance, investments, and dividends as discussed in our 2013 Integrated Report have changed as follows:

On March 31, 2014, we had a positive net liquidity. We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our present operating financing needs also in 2014 and, together with expected cash flows from operations, will support our currently planned capital expenditure requirements over the near term and medium term. We intend to effect a substantial planned reduction of our financial debt in 2014 and, at the time of this report, we expect to make repayments of €586 million over the year. We will consider issuing new debt, such as bonds or U.S. private placements, on an as-needed basis only and if market conditions are advantageous. By the time of this report, we have no concrete plans for future share buybacks.

Excepting acquisitions, our planned capital expenditures for 2014 and 2015 can be covered in full by operating cash flow. They will chiefly be spent on property improvements planned in Bangalore (India), Beijing (China), New York City (United States), Paris (France), Potsdam (Germany), and Ra’anana (Israel) and on increasing our data center capacity in Newtown Square (United States) and St. Leon-Rot (Germany).

We plan to continue our dividend policy, which is that the payout ratio should be more than 30%.

Premises on Which Our Outlook Is Based

In preparing our outlook guidance, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward. Among the premises on which this outlook is based are those presented concerning economic development. This outlook does not take into consideration any effects in 2014 from major acquisitions.

Medium-Term Prospects

Our medium-term prospects as discussed in our 2013 Integrated Report and our 2013 Annual Report on Form 20-F did not change in the first three months of 2014. We continue to strive to increase our total revenue to more than €20 billion by 2015 and revenue from our cloud business, including cloud-related professional services, to approximately €2 billion by 2015.

Looking beyond 2015, we introduced new 2017 targets. We now aim to increase total revenue to at least €22 billion and revenue from our cloud business to €3.0 to €3.5 billion by 2017. We have retained our non-IFRS operating margin goal of 35%. To capture the growth opportunities in the cloud, we now expect this target to be reached by 2017 rather than in 2015 as previously stated. We anticipate the fast-growing cloud business along with growth in support revenue will drive a higher proportion of more predictable, recurring revenue in the future.

In addition to our financial goals, we also focus on two non-financial targets: Customer loyalty and employee engagement. We believe it is essential that our employees are engaged, drive our success, and support our strategy. Therefore, we plan to increase our employee engagement index score to 82% by 2015 (2013: 77%). Further, our customers’ satisfaction with the solutions we offer is very important to us. We want our customers to not only be satisfied, but also see us as a trusted partner for innovation. We measure this customer loyalty metric using the Net Promoter Score (NPS). For 2014, we have set a target for increasing the NPS by four percentage points (2013: 12.1%).

20	INTERIM MANAGEMENT REPORT

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

(Unaudited)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

INTERIM REPORT JANUARY – MARCH 2014	21

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP

For the three months ended March 31
€ millions, unless otherwise stated	Note	2014	2013	Change in %
Cloud subscriptions and support		219	137	60
Software		623	657	–5
Support		2,213	2,109	5
Software and support		2,836	2,765	3
Software and software-related service revenue		3,055	2,903	5
Professional services and other service revenue	(5)	643	698	–8
Total revenue		3,698	3,601	3

Cost of software and software-related services	(6)	–645	–604	7
Cost of professional services and other services		–591	–605	–2
Total cost of revenue		–1,236	–1,210	2
Gross profit		2,462	2,391	3
Research and development		–549	–557	–1
Sales and marketing		–968	–975	–1
General and administration		–205	–197	4
Restructuring		–15	–13	14
TomorrowNow litigation		–1	0	<-100
Other operating income/expense, net		–2	–3	–51
Total operating expenses		–2,975	–2,955	1
Operating profit		723	646	12

Other non-operating income/expense, net		–11	–10	6
Finance income		22	30	–26
Finance costs		–31	–44	–31
Financial income, net		–9	–15	–41
Profit before tax		704	621	13
Income tax expense	(8)	–170	–101	68
Profit after tax		534	520	3
Profit attributable to non-controlling interests		0	0	<-100
Profit attributable to owners of parent		534	520	3

Earnings per share, basic (in €)*	(9)	0.45	0.44	3
Earnings per share, diluted (in €)*	(9)	0.45	0.44	3

* For the three months ended March 31, 2014 and 2013, the weighted average number of shares was 1,194 million (diluted 1,196 million) and 1,193 million (diluted: 1,195 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

22	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP

For the three months ended March 31
€ millions	2014	2013
Profit after tax	534	520
Items that will not be reclassified to profit and loss
Remeasurements on defined benefit pension plans	3	–2
Income tax relating to items that will not be reclassified	–2	0
Other comprehensive income after tax for items that will not be reclassified to profit and loss	1	–2
Items that will be reclassified subsequently to profit and loss
Exchange differences on translation	16	229
Available-for-sale financial assets	9	0
Cash flow hedges	–8	0
Income tax relating to items that will be reclassified	–3	6
Other comprehensive income after tax for items that will be reclassified to profit and loss	14	235
Other comprehensive income net of tax	15	233
Total comprehensive income	549	753
– Attributable to owners of parent	549	753
– Attributable to non-controlling interests	0	0

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – MARCH 2014	23

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP

as at March 31, 2014 and December 31, 2013
€ millions	Notes	2014	2013
Cash and cash equivalents		4,513	2,748
Other financial assets	(10)	705	251
Trade and other receivables	(11)	3,867	3,865
Other non-financial assets		432	346
Tax assets		147	142
Total current assets		9,664	7,352
Goodwill		13,694	13,688
Intangible assets		2,824	2,956
Property, plant, and equipment		1,832	1,820
Other financial assets	(10)	653	607
Trade and other receivables	(11)	73	98
Other non-financial assets		79	107
Tax assets		181	172
Deferred tax assets		348	294
Total non-current assets		19,685	19,742
Total assets		29,349	27,094

as at March 31, 2014 and December 31, 2013
€ millions	Notes	2014	2013
Trade and other payables		818	850
Tax liabilities		235	433
Financial liabilities	(12)	762	748
Other non-financial liabilities		1,567	2,263
Provision TomorrowNow litigation		224	223
Other provisions		265	422
Provisions		489	645
Deferred income	(13)	4,118	1,408
Total current liabilities		7,990	6,347
Trade and other payables		43	45
Tax liabilities		329	318
Financial liabilities	(12)	3,766	3,758
Other non-financial liabilities		115	112
Provisions		320	278
Deferred tax liabilities		102	115
Deferred income	(13)	67	74
Total non-current liabilities		4,744	4,699
Total liabilities		12,734	11,046
Issued capital		1,229	1,229
Share premium		566	551
Retained earnings		16,794	16,258
Other components of equity		–704	–718
Treasury shares		–1,276	–1,280
Equity attributable to owners of parent		16,609	16,040
Non-controlling interests		7	8
Total equity	(14)	16,616	16,048
Total equity and liabilities		29,349	27,094

Due to rounding, numbers may not add up precisely.

24	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OF SAP GROUP

For the three months ended March 31
€ millions	Equity Attributable to Owners of Parent								Non- Controlling Interests	Total Equity
	Issued Capital	Share Premium	Retained Earnings	Other Components of Equity			Treasury Shares	Total
				Exchange Diffe- rences	Available- for-Sale Financial Assets	Cash Flow Hedges
1/1/2013	1,229	492	13,934	–236	22	20	–1,337	14,125	8	14,133
Profit after tax			520					520		520
Other comprehensive income			–2	235	0	0		233		233
Comprehensive income			518	235				753		753
Share-based payments		14						14		14
Reissuance of treasury shares under share-based payments		2					3	5		5
3/31/2013	1,229	508	14,452	–1	22	20	–1,334	14,897	8	14,905

1/1/2014	1,229	551	16,258	–820	82	20	–1,280	16,040	8	16,048
Profit after tax			534					534		534
Other comprehensive income			1	16	9	–11		15		15
Comprehensive income			535	16	9	–11		549		549
Share-based payments		13						13		13
Reissuance of treasury shares under share-based payments		2					4	6		6
Other changes			1					1	–1	0
3/31/2014	1,229	566	16,794	–804	91	9	–1,276	16,609	7	16,616

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – MARCH 2014	25

CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP

For the three months ended March 31
€ millions	2014	2013
Profit after tax	534	520
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	235	233
Income tax expense	170	101
Financial income, net	9	15
Decrease/increase in sales and bad debt allowances on trade receivables	15	24
Other adjustments for non-cash items	24	17
Decrease/increase in trade and other receivables	–17	97
Decrease/increase in other assets	–86	–81
Decrease/increase in trade payables, provisions, and other liabilities	–827	–881
Decrease/increase in deferred income	2,727	2,446
Interest paid	–17	–7
Interest received	12	15
Income taxes paid, net of refunds	–427	–337
Net cash flows from operating activities	2,352	2,162

Business combinations, net of cash and cash equivalents acquired	–3	–12
Purchase of intangible assets and property, plant, and equipment	–130	–113
Proceeds from sales of intangible assets or property, plant, and equipment	14	12
Purchase of equity or debt instruments of other entities	–562	–250
Proceeds from sales of equity or debt instruments of other entities	85	143
Net cash flows from investing activities	–596	–220

Proceeds from reissuance of treasury shares	5	4
Net cash flows from financing activities	5	4

Effect of foreign exchange rates on cash and cash equivalents	4	50
Net decrease/increase in cash and cash equivalents	1,765	1,996
Cash and cash equivalents at the beginning of the period	2,748	2,477
Cash and cash equivalents at the end of the period	4,513	4,473

Due to rounding, numbers may not add up precisely.

26	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(1) General Information About Consolidated Interim Financial Statements

The accompanying Consolidated Interim Financial Statements of SAP AG and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with the International Financial Reporting Standards (IFRS) and in particular in compliance with International Accounting Standard (IAS) 34. The designation IFRS includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the IFRS Interpretations Committee (IFRIC). The variances between the applicable IFRS standards as issued by the IASB and the standards as used by the European Union are not relevant to these financial statements.

Certain information and disclosures normally included in the notes to annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information gives a true and fair view.

Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be highest in the fourth quarter. Interim results are therefore not necessarily indicative of results for a full year.

Amounts reported in previous years have been reclassified as appropriate to conform to the presentation in this interim report.

These unaudited condensed Consolidated Interim Financial Statements should be read in conjunction with SAP’s audited Consolidated IFRS Financial Statements for the Year Ended December 31, 2013, included in our 2013 Annual Report (extract from our 2013 Integrated Report) and our 2013 Annual Report on Form 20-F.

Due to rounding, numbers presented throughout these Interim Financial Statements may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

(2) Scope of Consolidation

The following table summarizes the change in the number of legal entities included in the Consolidated Financial Statements.

Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total
January 1, 2013	22	245	267
Additions	1	24	25
Disposals	-1	-19	-20
December 31, 2013	22	250	272
Additions	0	0	0
Disposals	0	-11	-11
March 31, 2014	22	239	261

The disposals during the first three months of 2014 are due to mergers and liquidations of operating and non-operating acquired legal entities.

Our changes in the scope of consolidation in the first three months of 2014 were not significant to our Consolidated Financial Statements.

For more information about our business combinations and the effect on our Consolidated Financial Statements, see Note (4) and our Annual Report for 2013.

(3) Summary of Significant Accounting Policies

The Interim Financial Statements were prepared based on the same accounting policies as those applied and described in the Consolidated Financial Statements as at December 31, 2013. Our significant accounting policies are summarized in the Notes to the Consolidated Financial Statements. For more information, see Note (3) in our Annual Report for 2013.

Newly Adopted Accounting Standards

The new accounting standards adopted in the first three months of 2014 did not have a material impact on our Consolidated Financial Statements.

New Accounting Standards Not Yet Adopted

For more information about new accounting standards not yet adopted, see Note (3) in our Annual Report for 2013.

INTERIM REPORT JANUARY – MARCH 2014	27

(4) Business Combinations

During the first three months of 2014 we have not completed any new acquisitions.

Acquisitions made in the preceding year, including the acquisition of hybris on August 1, 2013 are described in the Consolidated Financial Statements in our 2013 Annual Report.

(5) Professional Services and Other Service Revenue

Professional services and other service revenue comprises the following:

€ millions	Q1 2014	Q1 2013
Consulting	508	557
Other services	134	142
Professional services and other service	643	698

The item includes professional services and other service revenue related to our cloud offerings of €43 million (Q1 2013: €43 million).

(6) Cost of Software and Software-Related Services

In the first quarter of 2014, cost of software and software-related service was €645 million (Q1 2013: €604 million). The item includes cost of cloud subscriptions and support revenue of €84 million (Q1 2013: €82 million).

28	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

(7) Employee Benefits Expense and Headcount

Employee benefits expense comprises the following:

Employee Benefits Expense

€ millions	Q1 2014	Q1 2013
Salaries	1,466	1,400
Social security expense	240	238
Pension expense	61	63
Share-based payment expenses	48	70
Employee-related restructuring expenses	13	6
Termination benefits	8	12
Employee Benefits Expense	1,835	1,789

Acquired companies are only included in the employee benefits expense as of the company’s acquisition date. hybris is therefore not included in prior year numbers.

On March 31, 2014, the breakdown of our full-time equivalent employee numbers by function and by region was as shown in the table below. The increase in headcount in the SAP Group to 66,722 employees is mainly due to additions from business combinations (especially hybris).

Number of Employees (in Full-Time Equivalents)

	March 31, 2014				March 31, 2013
Full-Time Equivalents	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Software and software-related services	4,901	2,924	3,559	11,384	4,600	2,676	3,345	10,621
Professional services and other services	7,191	4,336	2,980	14,508	6,884	4,359	2,883	14,126
Research and development	8,866	3,635	5,388	17,888	8,965	3,685	5,411	18,060
Sales and marketing	6,399	6,372	3,069	15,841	5,828	6,240	2,972	15,040
General and administration	2,448	1,456	721	4,624	2,270	1,397	654	4,322
Infrastructure	1,393	799	312	2,505	1,286	825	319	2,429
SAP Group (March 31)	31,199	19,522	16,029	66,750	29,833	19,182	15,584	64,598

SAP Group (average first three months)	31,148	19,554	16,020	66,722	29,807	19,185	15,580	64,572

INTERIM REPORT JANUARY – MARCH 2014	29

The allocations of expenses for share-based payments to the various expense items are as follows:

Share-Based Payments

€ millions	Q1 2014	Q1 2013
Cost of software and software-related services	6	9
Cost of professional services and other services	8	12
Research and development	10	19
Sales and marketing	12	21
General and administration	13	9
Share-based payments	48	70

(8) Income Tax

In the first quarter of 2014, income taxes and the effective tax rate, each compared with the first quarter of 2013, were as follows:

Income Taxes

€ millions, unless stated otherwise	Q1 2014	Q1 2013
Profit before income tax	704	621
Income tax expense	–170	–101
Effective tax rate in %	24.1	16.3

(9) Earnings per Share

Earnings per Share

€ millions, unless otherwise stated	Q1 2014	Q1 2013
Profit attributable to equity holders of SAP AG	534	520
Issued ordinary shares	1,229	1,229
Effect of treasury shares	–35	–36
Weighted average shares outstanding, basic1)	1,194	1,193
Dilutive effect of share-based payments1)	2	2
Weighted average shares outstanding, diluted1)	1,196	1,195
Earnings per share, basic, attributable to equity holders of SAP AG (in €)	0.45	0.44
Earnings per share, diluted, attributable to equity holders of SAP AG (in €)	0.45	0.44

1) Number of shares in millions

30	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

(10) Other Financial Assets

Other financial assets comprise the following:

Other Financial Assets

	March 31, 2014
€ millions	Current	Non-Current	Total
Loans and other financial receivables	518	239	757
Debt investments	81	0	81
Equity investments	0	357	357
Available-for-sale financial assets	81	357	438
Derivatives	106	21	127
Investments in associates	0	36	36
Total	705	653	1,358

	December 31, 2013
€ millions	Current	Non-Current	Total
Loans and other financial receivables	90	243	333
Debt investments	38	0	38
Equity investments	0	322	322
Available-for-sale financial assets	38	322	360
Derivatives	123	6	129
Investments in associates	0	36	36
Total	251	607	858

(11) Trade and Other Receivables

Trade and other receivables comprise the following:

Trade and Other Receivables

	March 31, 2014
€ millions	Current	Non-Current	Total
Trade receivables, net	3,834	5	3,839
Other receivables	33	68	101
Total	3,867	73	3,940

	December 31, 2013
€ millions	Current	Non-Current	Total
Trade receivables, net	3,802	14	3,816
Other receivables	63	84	147
Total	3,865	98	3,963

The carrying amounts of our trade receivables and related allowances were as follows:

Carrying Amounts of Trade Receivables

€ millions	3/31/ 2014	12/31/ 2013
Gross carrying amount	3,990	3,954
Sales allowances charged to revenue	–104	–96
Allowance for doubtful accounts charged to expense	–47	–42
Carrying amount trade receivables, net	3,839	3,816

INTERIM REPORT JANUARY – MARCH 2014	31

(12) Financial Liabilities

Financial liabilities comprise the following:

Financial Liabilities

	March 31, 2014
	Nominal Volume		Carrying Amount
€ millions	Current	Non-Current	Current	Non-Current	Total
Private placement transactions	86	1,922	86	1,906	1,992
Bonds	500	1,800	500	1,803	2,303
Financial Debt	586	3,722	586	3,709	4,295
Other financial liabilities	NA	NA	176	57	233
Financial liabilities			762	3,766	4,528

	December 31, 2013
	Nominal Volume		Carrying Amount
€ millions	Current	Non-Current	Current	Non-Current	Total
Private placement transactions	86	1,922	86	1,891	1,977
Bonds	500	1,800	500	1,791	2,291
Financial Debt	586	3,722	586	3,682	4,268
Other financial liabilities	NA	NA	162	76	238
Financial liabilities			748	3,758	4,506

(13) Deferred Income

On March 31, 2014, our current deferred income was €4,118 million (December 31, 2013: €1,408 million) and our non-current deferred income was €67 million (December 31, 2013: €74 million). On March 31, 2014, current deferred income includes a total of €451 million in deferred revenue (December 31, 2013: €443 million; March 31, 2013: €344 million), which in future will likely be recognized as revenue from cloud subscriptions and support.

32	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

(14) Total Equity

Issued Shares

On March 31, 2014, SAP AG had 1,228,504,232 no-par issued shares (December 31, 2013: 1,228,504,232) issued with a calculated nominal value of €1 per share. Thus, issued shares remain unchanged in the first three months of 2014.

Treasury Shares

On March 31, 2014, we held 35 million treasury shares, representing €35 million or 2.8% of capital stock.

In the first three months of 2014 and 2013, we did not acquire shares for treasury. 0.1 million (Q1 2013: 0.1 million) shares were disposed at an average price of approximately €36.79 (Q1 2013: €36.80) per share in the first quarter of 2014.

Share sales in 2014 and 2013 were in connection with our share-based payments, which are described in Note (27) in the Annual Report for 2013.

Other Comprehensive Income

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items for the first quarter:

€ millions	Q1 2014	Q1 2013
Gains (losses) on exchange differences on translation	16	229
Reclassification adjustments on exchange differences on translation	0	0
Exchange differences on translation	16	229
Gains (losses) on remeasuring available-for-sale financial assets	11	0
Reclassification adjustments on available-for-sale financial assets	–2	0
Available-for-sale financial assets	9	0
Gains (losses) on cash flow hedges	2	13
Reclassification adjustments on cash flow hedges	–10	–13
Cash flow hedges	–8	0

(15) Contingent Liabilities

For a detailed description of our contingent liabilities, see our 2013 Annual Report, Notes to the Consolidated Financial Statements section, Note (22). There have been no significant changes in contingent liabilities since December 31, 2013.

For information about contingent liabilities related to litigation, see Note (16).

(16) Litigation and Claims

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired, claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software, and claims that relate to customers’ being dissatisfied with the products and services that we have delivered to them. We will continue to vigorously defend against all claims and lawsuits against us. We record a provision for such matters when it is probable that we have a present obligation that results from a past event, is reliably estimable, and the settlement of which is probable to require an outflow of resources embodying economic benefits. For the TomorrowNow litigation, we have recorded a provision of US$306 million (US$306 million on December 31, 2013, US$306 million on December 31, 2012). We currently believe that resolving all other claims and lawsuits against us, individually or in the aggregate, did not and will not have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions currently recorded for these other claims and lawsuits are neither individually nor in aggregate material to SAP.

However, the outcome of litigation and other claims or lawsuits is intrinsically subject to considerable uncertainty. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and other claims or lawsuits may differ from the assessments made by management in prior periods, which could result in a material impact on our business, financial position, profit, cash flows, or reputation. Most of the litigations and claims are of a very individual nature and claims are either not quantified by the claimants or claim amounts quantified are, based on historical evidence, not expected to be a good proxy for the expenditure that would be required to settle the case concerned. The specifics of the jurisdictions where most of the claims are located further impair the predictability of the outcome of the cases. Therefore, it is not practicable to reliably estimate the financial effect that these litigations and claims would have if SAP were to incur expenditure for these cases.

For more information about the provisions recorded for litigation, see our 2013 Annual Report, Notes to the Consolidated Financial Statements section, Note (18b).

Among the claims and lawsuits are the following:

INTERIM REPORT JANUARY – MARCH 2014	33

Intellectual Property Litigation

In March 2007, United States-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc., its parent company SAP America, Inc. and SAP America’s parent company SAP AG (SAP). Oracle filed several amended complaints between 2007 and 2009. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit sought injunctive relief and monetary damages, including punitive damages, alleged by Oracle to be in the billions of U.S. dollars. The trial was held in November 2010. Prior to trial, SAP AG, SAP America and TomorrowNow stipulated to liability for certain claims and SAP agreed to pay Oracle US$120 million for attorneys’ fees. After the trial, the jury returned a damages verdict of US$1.3 billion. The judgment, which was issued on February 3, 2011, additionally provided for prejudgment interest of US$15 million. The judgment amount is also subject to post-judgment interest, which accrues from the time judgment is entered.

The jury based its verdict on the theory of a hypothetical license, that is, the value of what TomorrowNow would have paid if it had negotiated with Oracle a license for the copyrights infringed by TomorrowNow. Before and during the course of the trial, various damages amounts had been presented by the parties to the litigation. They included the following:

a) Before the trial, Oracle had requested damages in excess of US$3.5 billion based on alleged “saved acquisition costs,” the court dismissed that damage claim based on a pretrial motion, but Oracle has the right to appeal that dismissal.

b) During the trial, Oracle’s damages experts presented an amount of US$408 million based on lost profits and disgorgement of infringer’s profit.

c) During the trial, members of Oracle management presented, as part of their testimonies, amounts of up to US$5 billion. Oracle’s damages expert presented a damages estimate of “at least” US$1.655 billion under a hypothetical license theory. Oracle’s counsel asked the jury to award “somewhere between US$1.65 and US$3 billion.”

d) During the trial, the damages expert for TomorrowNow and SAP presented an amount of US$28 million based on lost profits and infringer’s profits or, alternatively, US$40.6 million based on a hypothetical license theory. Counsel for SAP and TomorrowNow asked the jury to award US$28 million.

We believed both before and during the trial and continue to believe that the hypothetical license theory is not an appropriate basis for calculating the damages. Instead, we believe that damages should be based on lost profits and infringer’s profits. As such, SAP filed post-trial motions asking the judge to overturn the judgment. A hearing on the post-trial motions was held in July 2011. On September 1, 2011, the trial judge issued an order which set aside the jury verdict and vacated that part of the judgment awarding US$1.3 billion in damages. The trial judge also gave Oracle the choice of accepting reduced damages of US$272 million or having a new trial based on lost profits and infringer’s profits. Oracle filed a motion seeking an early appeal from the ruling vacating the jury’s damages award, which was denied by the judge. Consequently, Oracle elected to proceed with a new trial. In lieu of a new trial, the parties stipulated to a judgment of US$306 million while each preserving all rights for appeal. Both parties have filed their respective notice of appeal. On appeal, Oracle is seeking three forms of relief: (1) reinstatement of the November 2010 US$1.3 billion verdict; (2) as a first alternative, a new trial at which Oracle may again seek hypothetical license damages (based in part on evidence of alleged saved development costs) plus SAP’s alleged infringer’s profits without any deduction of expenses (Oracle does not put a number on its claim for the requested new trial); and (3) as a second alternative, increase of the remittitur (alternative to new trial) to US$408.7 million (versus the US$272 million Oracle had previously rejected). SAP has dismissed its cross-appeal. The hearing is scheduled for May 13, 2014.

Additionally, in June 2007, SAP became aware that the United States Department of Justice (U.S. DOJ) had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow. The DOJ investigation has been resolved by way of a plea agreement which includes TomorrowNow pleading guilty to 11 counts of violations of the Computer Fraud and Abuse Act, one count of criminal copyright infringement, the payment of a US$20 million fine and three years’ probation. No charges were brought against SAP AG or subsidiaries thereof other than TomorrowNow.

34	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

In April 2007, United States-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States District Court for the Eastern District of Texas against SAP. Versata alleged that SAP’s products infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata sought unspecified monetary damages and permanent injunctive relief. The first trial was held in August 2009. The jury returned a verdict in favor of Versata and awarded Versata US$138.6 million for past damages. In January 2011, the court vacated the jury’s damages award and ordered a new trial on damages. The retrial was held in May 2011. The jury returned a verdict in favor of Versata and awarded Versata US$345 million for past damages. In September 2011, the judge denied SAP’s post-trial motions with the exception of reducing the damages verdict by US$16 million to approximately US$329 million. The judge also ordered approximately US$60 million in pre-judgment interest. Additionally, the judge granted Versata’s request for a broad injunction which prohibits SAP from 1) selling products in the United States with the infringing functionality, 2) providing maintenance to or accepting maintenance revenue from existing customers in the United States until such customers disable the infringing functionality and verify such disablement, and 3) licensing additional users to existing customers in the United States until such customers disable the infringing functionality and verify such disablement. Finally, the judge stayed the injunction pending the outcome of an appeal.

Both parties appealed to the U.S. Court of Appeals for the Federal Circuit. The appeal hearing occurred in February 2013 and a decision was issued on May 1, 2013. The three-judge panel ruled in Versata’s favor on infringement and damages, leaving both fully intact. The past damages verdict currently stands at approximately US$390 million. Regarding the injunction, the court ruled that the injunction was too broad, stating that SAP should be able to provide maintenance or additional seats for prior customers of the infringing products, so long as the maintenance or the additional seat does not involve, or allow access to, the “enjoined capability” where enjoined capability is defined as the capability to execute a pricing procedure using hierarchical access of customer and product data. SAP filed a petition seeking rehearing by the three-judge panel that issued this decision and/or by the entire appeals court. The appeals court requested that Versata respond to SAP’s petition no later than July 29, 2013. In August 2013, the appeals court denied SAP’s request for rehearing and issued its mandate passing jurisdiction to the district court.

Separately, SAP filed a petition with the United States Patent and Trademark Office (USPTO) challenging the validity of the asserted Versata patent. In January 2013, the USPTO granted SAP’s request to reconsider the validity of Versata’s patent and instituted the relevant procedure (transitional post grant review). A decision was issued in June 2013 rendering all challenged patent claims (including all the patent claims SAP was found to have infringed) unpatentable. Versata filed with the USPTO a request seeking reconsideration of the decision on six different grounds. The USPTO invited SAP to file an opposition responding to two of the six grounds. On September 13, 2013, the USPTO denied Versata’s request for reconsideration.

In June 2013, following the determination of unpatentability, SAP filed a request with the appeals court to stay the litigation pending review of the USPTO decision. That request was denied in early July 2013.

In December 2013, SAP filed with the United States Supreme Court a petition for a writ of certiorari to review the decisions of the appeals court. That petition was denied in January 2014. Immediately thereafter, Versata requested that the District Court dismiss its remaining claims for injunctive and equitable relief. The District Court granted that request and deemed the previously entered judgment final. On that same day, SAP requested that the District Court vacate the judgment or stay the litigation, based on the USPTO decision declaring Versata’s patent claims unpatentable. Versata has requested an order requiring SAP to pay the judgment. Those requests are pending.

In August 2007, United States-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleged that SAP’s products infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce sought unspecified monetary damages and permanent injunctive relief. The court in East Texas granted SAP’s request to transfer the litigation from East Texas to Pennsylvania. Subsequent to the Markman ruling by the court, the parties agreed to the entry of final judgment regarding non-infringement by SAP of the method claims of the patent and invalidity of the system claims. elcommerce has appealed the court’s Markman ruling. The hearing for the appeal was held in May 2012. SAP also filed a reexamination request with the USPTO to invalidate elcommerce’s patent. On September 23, 2013, the USPTO issued a decision invalidating the patent.

INTERIM REPORT JANUARY – MARCH 2014	35

elcommerce sought rehearing from the USPTO, but that request was denied in March, 2014. The Federal Circuit appeals court also issued a decision in February, 2014, confirming that SAP did not infringe some claims of the elcommerce patent, but reversing the district court’s decision of invalidity of the patent. SAP has asked the Federal Circuit court to reconsider its invalidity decision.

In February 2010, United States-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP, Sybase, IBM, and many other defendants. TecSec alleged that SAP’s and Sybase’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled. The legal proceedings have been stayed against all defendants pending a decision from the U.S. Supreme Court on SAP’s and other defendants’ request for review. We expect the lawsuit to resume at the district court in the coming months.

In April 2010, SAP instituted legal proceedings (a Declaratory Judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC (Wellogix). The lawsuit seeks a declaratory judgment that five patents owned by Wellogix are invalid and/or not infringed by SAP. The trial has not yet been scheduled. The legal proceedings have been stayed pending the outcome of six reexaminations filed with the USPTO. In September 2013, the USPTO issued a decision on four of the six reexaminations, invalidating every claim of each of the four patents. SAP is awaiting a decision on the two remaining reexamination requests. In response to SAP’s patent DJ action, Wellogix has re-asserted trade secret misappropriation claims against SAP (which had previously been raised and abandoned). SAP is preparing a motion for an early dispositive decision on the trade secret claims, and we expect the court to issue a decision on that motion later this year.

Other Litigation

In April 2008, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) instituted legal proceedings in South Africa against SAP. Securinfo alleges that SAP has caused one of its subsidiaries to breach a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately €610 million plus interest. In September 2009, SAP filed a motion to dismiss which was rejected. A trial date which was scheduled for June 2011 has been postponed.

In November 2012, SAP filed a motion to dismiss based on a procedural aspect of the case. The court followed SAP’s argument and dismissed the claim by Securinfo. Securinfo appealed against this decision on December 19, 2012.

In March 2013, the court dismissed Securinfo’s appeal. Securinfo appealed against this decision to the Supreme Court of South Africa. The Supreme Court granted leave to appeal to the full bench of the court which had originally dismissed Securinfo’s appeals. Securinfo has applied for an appeal hearing date. The court has not yet provided a date.

We are subject to ongoing audits by domestic and foreign tax authorities. Along with many other companies operating in Brazil, we are involved in various proceedings with Brazilian authorities regarding assessments and litigation matters on non-income taxes on intercompany royalty payments and intercompany services. The total potential amount related to these matters for all applicable years is approximately €87 million. We have not recorded a provision for these matters, as we believe that we will prevail on these matters.

For more information about income tax risk-related litigation, see Note (10) in our 2013 Annual Report, which is part of our 2013 Integrated Report.

(17) Share-Based Payments

For a detailed description of our share-based payment plans, see our 2013 Annual Report, Notes to the Consolidated Financial Statements section, Note (27).

The outstanding bonus shares under the Share Matching Plan are as follows:

Outstanding Restricted Shares

Number in thousands	3/31/ 2014	12/31/ 2013
Share Matching Plan 2011 (Bonus shares)	424	429
Share Matching Plan 2012 (Bonus shares)	2,931	2,983
Share Matching Plan 2013 (Bonus shares)	561	572

(18) Other Financial Instruments

A detailed overview of our other financial instruments, financial risk factors, and the management of financial risks are presented in Notes (24) to (26) to our Consolidated Financial Statements for 2013, which are included in our 2013 Integrated Report, and our 2013 Annual Report on Form 20-F.

36	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

In the following, we disclose the fair value of financial instruments, valuation techniques and inputs used and the level of the fair value hierarchy within which the fair value measurements are categorized.

Fair Value of Financial Instruments

We use various types of financial instruments in the ordinary course of business which are grouped into the following categories: Loans and receivables (L&R), available-for-sale (AFS), held-for-trading

(HFT), and amortized cost (AC). The table below shows the carrying amounts and fair values of financial assets and liabilities by category of financial instrument as well as by category of IAS 39. Since the line items “Trade receivables,” “Trade payables,” and “Other financial assets” contain both financial and non-financial assets or liabilities (such as other taxes or advance payments), the non-financial assets or liabilities are shown in the column headed “Not in Scope of IFRS 7” to allow a reconciliation to the corresponding line items in the Consolidated Statements of Financial Position. The carrying amounts and fair values of our financial instruments as of the reporting date, were as follows:

INTERIM REPORT JANUARY – MARCH 2014	37

Fair Values of Financial Instruments

€ millions		2014
		Book Value 3/31/ 2014	Measurement Categories			Fair Value 3/31/ 2014	Not in Scope of IFRS 7
	Category		At Amortized Cost	At Cost	At Fair Value
Assets
Cash and cash equivalents	L&R	4,513	4,513			4,513
Trade receivables	L&R	3,940	3,839			3,839	101
Other financial assets		1,358
Debt investments	L&R/AFS				81	81
Equity investments	AFS/-			0	357	357	36
Other non-derivative financial assets	L&R		645			645	112
Derivative assets
With hedging relationship	-				36	36
Without hedging relationship	HFT				91	91
Liabilities
Trade payables	AC	–861	–618			–618	–243
Financial liabilities		–4,528
Non-derivative financial liabilities	AC		–4,389			–4,514
Derivatives
With hedging relationship	-				–11	–11
Without hedging relationship	HFT				–128	–128
Total financial instruments, net		4,422	3,990	0	426	4,291	6
Aggregation according to IAS 39
Financial assets
At fair value through profit or loss	HFT	91			91	91
Available-for-sale	AFS	438		0	438	438
Loans and receivables	L&R	9,098	8,997			8,997	101
Financial liabilities
At fair value through profit or loss	HFT	–128			–128	–128
At amortized cost	AC	–5,250	–5,007			–5,132	–243
Outside scope of IAS 39
Financial instruments related to employee benefit plans		112					112
Investment in associates		36					36
Derivatives with hedging relationship		25			25	25
Total financial instruments, net		4,422	3,990	0	426	4,291	6

38	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

€ millions		2013
		Book Value 12/31/ 2013	Measurement Categories			Fair Value 12/31/ 2013	Not in Scope of IFRS 7
	Category		At Amortized Cost	At Cost	At Fair Value
Assets
Cash and cash equivalents	L&R	2,748	2,748			2,748
Trade receivables	L&R	3,963	3,816			3,816	147
Other financial assets		858
Debt investments	L&R/AFS				38	38
Equity investments	AFS/-			0	322	322	36
Other non-derivative financial assets	L&R		214			214	119
Derivative assets
With hedging relationship	-				35	35
Without hedging relationship	HFT				94	94
Liabilities
Trade payables	AC	–895	–640			–640	–255
Financial liabilities		–4,506
Non-derivative financial liabilities	AC		–4,336			–4,439
Derivatives
With hedging relationship	-				–26	–26
Without hedging relationship	HFT				–144	–144
Total financial instruments, net		2,168	1,802	0	319	2,018	47
Aggregation according to IAS 39
Financial assets
At fair value through profit or loss	HFT	94			94	94
Available-for-sale	AFS	360		0	360	360
Loans and receivables	L&R	6,925	6,778			6,778	147

Financial liabilities
At fair value through profit or loss	HFT	–144			–144	–144
At amortized cost	AC	–5,231	–4,976			–5,079	–255
Outside scope of IAS 39
Financial instruments related to employee benefit plans		119					119
Investment in associates		36					36
Derivatives with hedging relationship		9			9	9
Total financial instruments, net		2,168	1,802	0	319	2,018	47

Determination of Fair Value

A detailed overview of the determination of fair value, the respective inputs as well as the classification of our other financial instruments into the fair value hierarchy are presented in Note (26) to our Consolidated Financial Statements for 2013, which are included in our 2013 Integrated Report, and our 2013 Annual Report on Form 20-F.

The following table allocates those financial assets and liabilities that are measured at fair value in accordance with IAS 39 either through profit or loss or other comprehensive income as of the reporting date, to the three levels of the fair value hierarchy according to IFRS 13.

INTERIM REPORT JANUARY – MARCH 2014	39

Classification of Financial Instruments

	March 31, 2014				December 31, 2013
€ millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Corporate bonds	21	52	0	73	29	0	0	29
Government securities	1	0	0	1	2	0	0	2
Municipal bonds	7	0	0	7	7	0	0	7
Debt investments	29	52	0	81	38	0	0	38
Software industry	61	29	267	357	52	31	239	322
Equity investments	61	29	267	357	52	31	239	322
Available-for-sale financial assets	90	81	267	438	90	31	239	360
FX forward contracts	0	50	0	50	0	56	0	56
Interest rate swaps	0	20	0	20	0	5	0	5
Call options for share-based payments	0	57	0	57	0	68	0	68
Derivative financial assets	0	127	0	127	0	129	0	129
Total	90	208	267	565	90	160	239	489
Financial liabilities
FX forward contracts	0	132	0	132	0	147	0	147
Interest rate swaps	0	7	0	7	0	23	0	23
Derivative financial liabilities	0	139	0	139	0	170	0	170
Total	0	139	0	139	0	170	0	170

It is our policy to recognize transfers at the beginning of the respective period when the event or change in circumstances occurred that caused the transfer.

40	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

(19) Segment and Geographic Information

General Information

Our internal reporting system produces reports in which information regarding our business activities is presented in a variety of ways, for example, by line of business, geography, and areas of responsibility of the individual Board members. Based on these reports, the Executive Board, which is responsible for assessing the performance of our Company and for making resource allocation decisions as our Chief Operating Decision Maker (CODM), evaluates business activities in a number of different ways.

In the first quarter 2014, we took significant steps to drive forward our medium-term strategy and our ambition to become THE cloud company powered by SAP HANA. To execute this strategy, we merged into one, respectively, the different areas with similar tasks (for example, the on-premise sales forces with the cloud sales forces, the on-premise support units with the cloud support units) to achieve a seamless organization of SAP. Since this integration our cloud-related activities are no longer dealt with by separate components in our Company. There are no parts of our Company that qualify as operating segments under IFRS 8 and our Executive Board assesses the financial performance of our Company on an integrated basis only.

Consequently, with effect from the first quarter of 2014 SAP has one single operating segment.

Geographic Information

In the first quarter of 2014 we aligned our revenue by region disclosures with the changes we made to the structure of our income statement (see our Report on Economic Position for details regarding these changes). With the full integration of our cloud activities we furthermore refined the method of allocation of cloud subscription revenues to the different geographies. Comparative prior period data have been adjusted accordingly.

The amounts for revenue by region in the following tables are based on the location of customers.

Revenue by Region

Cloud Subscriptions and Support Revenue by Region

€ millions	Q1 2014	Q1 2013
EMEA	54	40
Americas	147	83
APJ	19	14
SAP Group	219	137

Software and Software-Related Service Revenue by Region

€ millions	Q1 2014	Q1 2013
EMEA	1,439	1,351
Americas	1,180	1,092
APJ	436	460
SAP Group	3,055	2,903

Total Revenue by Region

€ millions	Q1 2014	Q1 2013
Germany	535	528
Rest of EMEA	1,233	1,150
EMEA	1,768	1,678
United States	1,064	985
Rest of Americas	356	385
Americas	1,419	1,370
Japan	129	153
Rest of APJ	382	401
APJ	511	553
SAP Group	3,698	3,601

INTERIM REPORT JANUARY – MARCH 2014	41

(20) Related Party Transactions

Certain Executive Board and Supervisory Board members of SAP AG currently hold (or have held within the last year) positions of significant responsibility with other entities (see our 2013 Annual Report, Notes to the Consolidated Financial Statements section, Note (29)). We have relationships with certain of these entities in the ordinary course of business whereby we buy and sell a wide variety of services and products at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.

During the reporting period, we had no related party transactions that had a material effect on our business, financial position, or results in the reporting period.

For more information about related party transactions, see our 2013 Integrated Report, Notes to the Consolidated Financial Statements section, Note (30).

(21) Subsequent Events

No events have occurred after March 31, 2014, which have a material impact on the Company’s consolidated financial statements.

Release of the Interim Financial Statements

The SAP Chief Financial Officer on behalf of the Executive Board approved these Consolidated Interim Financial Statements for the first quarter of 2014 on April 15, 2014, for submission to the Audit Committee of the Supervisory Board and for subsequent issuance.

42	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

SUPPLEMENTARY FINANCIAL INFORMATION

(UNAUDITED)

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following table presents a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended March 31
€ millions, unless otherwise stated	2014					2013			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Revenue Numbers
Cloud subscriptions and support	219	1	221	10	231	137	30	167	60	32	38
Software	623	0	623	37	660	657	0	657	–5	–5	1
Support	2,213	2	2,214	83	2,297	2,109	4	2,113	5	5	9
Software and support	2,836	2	2,838	120	2,958	2,765	4	2,770	3	2	7
Software and software-related service revenue	3,055	3	3,058	130	3,189	2,903	35	2,937	5	4	9
Professional services and other service revenue	643	0	643	30	673	698	0	698	–8	–8	–4
thereof cloud-related	43	0	43	2	45	43	0	43	0	0	5
Total revenue	3,698	3	3,701	161	3,862	3,601	35	3,636	3	2	6

Cloud subscriptions and support	219	1	221	10	231	137	30	167	60	32	38
Cloud-related professional services revenue	43	0	43	2	45	43	0	43	0	0	5
Cloud revenue	262	1	264	12	276	180	30	210	46	25	31

Operating Expense Numbers
Cost of software and software-related services	–645	79	–566			–604	97	–507	7	12
thereof cloud	–84	19	–65			–82	36	–46	2	41
Cost of professional services and other services	–591	25	–566			–605	28	–578	–2	–2
Total cost of revenue	–1,236	105	–1,132			–1,210	125	–1,084	2	4
Gross profit	2,462	108	2,570			2,391	160	2,551	3	1
Research and development	–549	23	–526			–557	22	–535	–1	–2
Sales and marketing	–968	34	–934			–975	52	–923	–1	1
General and administration	–205	15	–189			–197	9	–188	4	1
Restructuring	–15	15	0			–13	13	0	14	0
TomorrowNow litigation	–1	1	0			0	0	0	<-100	0
Other operating income/expense, net	–2	0	–2			–3	0	–3	–51	–51
Total operating expenses	–2,975	193	–2,782	–118	–2,900	–2,955	221	–2,734	1	2	6

Profit Numbers
Operating profit	723	196	919	43	962	646	255	901	12	2	7
Other non-operating income/expense, net	–11	0	–11			–10	0	–10	6	6
Finance income	22	0	22			30	0	30	–26	–26
Finance costs	–31	0	–31			–44	0	–44	–31	–31
Financial income, net	–9	0	–9			–15	0	–15	–41	–41
Profit before tax	704	196	900			621	255	877	13	3
Income tax expense	–170	–64	–233			–101	–86	–188	68	24
Profit after tax	534	133	667			520	169	689	3	–3
Profit attributable to non-controlling interests	0	0	0			0	0	0	<-100	<-100
Profit attributable to owners of parent	534	133	667			520	169	689	3	–3

Key Ratios
Operating margin (in %)	19.5		24.8		24.9	17.9		24.8	1.6pp	0.0pp	0.1pp
Effective tax rate (in %)	24.1		25.9			16.3		21.4	7.8pp	4.5pp
Earnings per share, basic (in €)*	0.45		0.56			0.44		0.58	3	–3

* Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to

INTERIM REPORT JANUARY – MARCH 2014	43

recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses, and discontinued activities.

** Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

44	SUPPLEMENTARY FINANCIAL INFORMATION

CALCULATED CLOUD BILLINGS

The following table presents the calculated cloud billings metric which we define as the total of a period’s cloud subscription and support revenue and of the respective period’s change in the deferred cloud subscription and support revenue balance. The table also reconciles the non-IFRS calculated cloud billings metric (including our non-IFRS at constant currency metric) to the respective IFRS based calculated cloud billings metric.

	For the three months ended March 31
€ millions, unless otherwise stated	2014					2013
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**
Cloud subscriptions and support	219	1	221	10	231	137	30	167	0	167
Closing balance deferred cloud subscriptions and support	451	3	454	18	472	344	33	377	–11	366
Opening balance deferred cloud subscriptions and support	443	4	447	18	465	317	40	358	0	358
Change in deferred cloud subscriptions and support	8	–1	7	0	7	27	–7	19	–11	8
Calculated cloud billings	227	0	228	10	238	164	23	186	–11	175

Year-over-year changes (2014 vs. 2013, in %)	38		23		36

* Adjustments in the revenue and deferred revenue line items are for cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

* * Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency deferred revenue balances are calculated by translating the current period’s opening and closing deferred revenue balances as well as the comparative period’s closing deferred revenue balance using the opening exchange rates of the comparative period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – MARCH 2014	45

REVENUE BY REGION

The following table presents our IFRS and non-IFRS revenue by region based on customer location. The table also presents a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue.

Note: Our non- IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended March 31
€ millions	2014					2013			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Cloud subscriptions and support revenue by region
EMEA	54	0	54	2	56	40	0	40	35	35	39
Americas	147	1	148	7	155	83	30	113	77	30	37
APJ	19	0	19	1	20	14	0	14	33	33	43
Cloud subscriptions and support revenue	219	1	221	10	231	137	30	167	60	32	38

Software and software-related service revenue by region
EMEA	1,439	1	1,440	24	1,463	1,351	0	1,351	7	7	8
Americas	1,180	2	1,182	63	1,245	1,092	35	1,127	8	5	10
APJ	436	0	436	44	481	460	0	460	–5	–5	4
Software and software-related service revenue	3,055	3	3,058	130	3,189	2,903	35	2,937	5	4	9

Total revenue by region
Germany	535	0	535	0	535	528	0	528	1	1	1
Rest of EMEA	1,233	1	1,234	30	1,264	1,150	0	1,150	7	7	10
Total EMEA	1,768	1	1,769	30	1,799	1,678	0	1,678	5	5	7
United States	1,064	1	1,065	44	1,109	985	35	1,019	8	4	9
Rest of Americas	356	0	356	33	390	385	0	385	–8	–7	1
Total Americas	1,419	2	1,421	78	1,499	1,370	35	1,404	4	1	7
Japan	129	0	129	19	149	153	0	153	–15	–15	–3
Rest of APJ	382	0	382	34	416	401	0	401	–5	–5	4
Total APJ	511	0	511	53	564	553	0	553	–8	–8	2
Total revenue	3,698	3	3,701	161	3,862	3,601	35	3,636	3	2	6

* Adjustments in the revenue line items are for support revenue, cloud subscriptions amd support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

** Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

46	SUPPLEMENTARY FINANCIAL INFORMATION

MULTI-QUARTER SUMMARY

(IFRS AND NON-IFRS)

€ millions, unless otherwise stated	Q1 2013	Q2 2013	Q3 2013	Q4 2013	TY 2013	Q1 2014
Cloud subscriptions and support (IFRS)	137	159	191	208	696	219
Revenue adjustment*	30	24	5	1	61	1
Cloud subscriptions and support (non-IFRS)	167	183	197	210	757	221

Software (IFRS)	657	982	975	1,902	4,516	623
Revenue adjustment*	0	0	2	0	2	0
Software (non-IFRS)	657	982	977	1,903	4,518	623

Support (IFRS)	2,109	2,177	2,184	2,268	8,738	2,213
Revenue adjustment*	4	5	5	5	19	2
Support (non-IFRS)	2,113	2,182	2,189	2,272	8,756	2,214

Software and Support (IFRS)	2,765	3,159	3,159	4,170	13,254	2,836
Revenue adjustment*	4	5	7	5	21	2
Software and Support (non-IFRS)	2,770	3,164	3,166	4,175	13,275	2,838

Software and software-related service revenue (IFRS)	2,903	3,318	3,351	4,378	13,950	3,055
Revenue adjustment*	35	29	12	6	82	3
Software and software-related service revenue (non-IFRS)	2,937	3,347	3,363	4,385	14,032	3,058

Consulting	557	580	553	553	2,242	508
Other Services	142	165	142	175	623	134
Professional services and other service revenue (IFRS = non-IFRS)	698	744	695	728	2,865	643

Total revenue (IFRS)	3,601	4,062	4,045	5,106	16,815	3,698
Revenue adjustment*	35	29	12	6	82	3
Total revenue (non-IFRS)	3,636	4,091	4,057	5,113	16,897	3,701

Operating profit (IFRS)	646	988	1,043	1,802	4,479	723
Revenue adjustment*	35	29	12	6	82	3
Expense adjustment*	221	201	242	290	953	193
Operating profit (non-IFRS)	901	1,219	1,296	2,098	5,514	919

Operating margin (IFRS, in %)	17.9	24.3	25.8	35.3	26.6	19.5
Operating margin (non-IFRS, in %)	24.8	29.8	32.0	41.0	32.6	24.8

Effective tax rate (IFRS, in %)	16.3	24.8	26.4	25.7	24.4	24.1
Effective tax rate (non-IFRS, in %)	21.4	26.8	27.6	26.6	25.9	25.9

Earnings per share, basic (IFRS, in €)	0.44	0.61	0.64	1.11	2.79	0.45
Earnings per share, basic (non-IFRS, in €)	0.58	0.73	0.78	1.28	3.37	0.56

INTERIM REPORT JANUARY – MARCH 2014	47

€ millions, unless otherwise stated	Q1 2013	Q2 2013	Q3 2013	Q4 2013	TY 2013	Q1 2014
Net cash flows from operating activities	2,162	320	558	792	3,832	2,352
Purchases of intangible assets, and property, plant and equipment	–113	–152	–136	–165	–566	–130
Free cash flow	2,049	168	422	627	3,266	2,222

Deferred cloud subscriptions and support revenue (IFRS, quarter end)	344	354	376	443	443	451
Revenue adjustment*	33	7	6	4	4	3
Deferred cloud subscriptions and support revenue (non-IFRS, quarter end)	377	361	382	447	447	454

Days sales outstanding (DSO, in days)**	61	62	62	62	62	63

Headcount (quarter end)***	64,598	64,937	66,061	66,572	66,572	66,750

Employee retention (in %, rolling 12 months)	93.9	93.6	93.6	93.5	93.5	93.4
Women in management (in %, quarter end)	21.4	21.4	21.0	21.2	21.2	20.9
Greenhouse gas emissions (in kilotons)	145	145	135	120	545	125

* Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses, and discontinued activities.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

** Days’ Sales Outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

*** In full-time equivalents

Due to rounding, numbers may not add up precisely.

48	SUPPLEMENTARY FINANCIAL INFORMATION

ADDITIONAL INFORMATION

Financial Calendar

May 21, 2014

Annual General Meeting of Shareholders Mannheim, Germany

July 17, 2014

Second-quarter earnings release, telephone conference

October 20, 2014

Third-quarter earnings release, telephone conference

January 21, 2015

Fourth-quarter and full-year 2014 preliminary earnings release, telephone conference

Investor Services

Additional information about this interim report is available online at www.sap.com/corporate-en/investors, including the official press release, a presentation about the quarterly results, and a recording of the conference call for financial analysts.

The “Financial Reports” tab under “Financial News and Reports” contains the following publications:

–	The 2013 Integrated Report (IFRS, www.sapintegratedreport.com)
–	The 2013 Annual Report (IFRS, PDF)
–	The 2013 Annual Report 20-F (IFRS, PDF)
–	The 2013 SAP AG Statutory Financial Statements and Review of Operations (HGB, German only, PDF)
–	Interim reports (IFRS, PDF)
–	XBRL versions of the Annual and Interim Reports

You can also read SAP’s annual and interim reports on an iPad. The free and interactive app Publications is now available in the App Store.

www.sap.com/corporate-en/investors is also the place to look for in-depth information about stock, debt, and corporate governance; financial and event news; and various services designed to help investors find the information they need fast (see “Investor Services”). These include our free SAP INVESTOR magazine (www.sap-investor.com), an e-mail and text message news service, and a Twitter feed.

Print versions of the reports listed above can be ordered by phone, e-mail, or online. The SAP Integrated Report is only available online.

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Corporate Financial Reporting

Published on April 17, 2014

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INTERIM REPORT JANUARY – MARCH 2014	49